SSION

20009289

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kipling Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Shoreline Highway, Suite 200B
(No. and Street)

Mill Valley	**California**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. Randall Bigony **(561) 679-3574**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 02 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **F. Randall Bigony**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Kipling Capital, Inc.**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SHANNON DEKKER
State of Florida-Notary Public
Commission # GG 186213
My Commission Expires
February 14, 2022

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kipling Capital, Inc.

Annual Audit Report

December 31, 2019

Kipling Capital, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling Capital, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kipling Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as Kipling Capital, Inc.'s auditor since 2007.
Walnut Creek, California
February 28, 2020

Kipling Capital, Inc.

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	521,678
Accounts receivable		5,252,443
Other assets		84,504
Property and equipment, net of $352,427 of accumulated depreciation		13,077
Operating lease right-of-use assets		407,016
Total Assets	$	6,278,718
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	295,507
Deferred tax liability		41,988
Operating lease liabilities		415,136
Total Liabilities		752,631
Stockholders' Equity		
Common stock (no par value; 10,000,000 shares authorized; 410,000 shares issued and outstanding)		4,100
Retained earnings		5,521,987
Total Stockholders' Equity		5,526,087
Total Liabilities and Stockholders' Equity	$	6,278,718

The accompanying notes are an integral part of these financial statements.

Kipling Capital, Inc.

Statement of Income

For the Year Ended December 31, 2019

Revenue	
Carried interest income	$ 2,118,070
Commission revenue	2,015,358
Investor servicing fees	883,606
Interest and other income	17,521
Total Revenue	5,034,555
Operating Expenses	
Compensation and benefits	3,299,934
Rent	242,718
Marketing	143,329
Professional fees	127,736
Regulatory fees	32,158
Depreciation	16,641
Other operating expenses	301,764
Total Operating Expenses	4,164,280
Income Before Income Tax Benefit	870,275
Income tax benefit	(9,870)
Net Income	$ 880,145

The accompanying notes are an integral part of these financial statements.

Kipling Capital, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
January 1, 2019	$ 4,100	$ 6,591,842	$ 6,595,942
Distributions	-	(1,950,000)	(1,950,000)
Net income	-	880,145	880,145
December 31, 2019	$ 4,100	$ 5,521,987	$ 5,526,087

The accompanying notes are an integral part of these financial statements.

Kipling Capital, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	880,145
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Amortization of right-of-use assets		160,004
Depreciation		16,641
(Increase) decrease in:		
Accounts receivable		600,707
Other assets		996
Increase (decrease) in:		
Accounts payable and accrued expenses		11,872
Deferred rent		(3,572)
Deferred tax liability		(17,815)
Deferred revenue		(1,324)
Operating lease liabilities		(151,884)
Net Cash Provided by Operating Activities		1,495,770
Cash Flows from Investing Activities		
Purchase of equipment		(1,736)
Net Cash Used in Investing Activities		(1,736)
Cash Flows from Financing Activities		
Distributions paid		(1,950,000)
Net Cash Used in Financing Activities		(1,950,000)
Net Decrease in Cash		(455,966)
Cash at beginning of year		977,644
Cash at End of Year	$	521,678
Non-cash investing and financing activies:		
Increase in operating lease right-of-use assets and operating lease liabilities	$	567,020
Supplemental Disclosures:		
Taxes paid	$	30,400

The accompanying notes are an integral part of these financial statements.

Kipling Capital, Inc.

Notes to the Financial Statements

December 31, 2019

1. Organization

Kipling Capital, Inc. (the "Company") is a broker-dealer in securities primarily engaged in the sale of direct participation programs. Compensation is received pursuant to selling agreements and solely for the offering and sale of securities. Compensation consists of placement fees earned when commitments are accepted, capital contributions are made or at the end of an investment period ("Commission revenue"), plus a trailing commission earned on a monthly or quarterly basis ("Investor servicing fee"), plus a performance fee received as a percentage of the profits earned by the managers of certain direct participation programs ("Carried interest income"). The Company is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash and cash equivalents. As of December 31, 2019, there were no cash equivalents held by the Company.

Accounts Receivable
Accounts receivable represents amounts earned per agreement that have not yet been collected. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired. The Company collects certain commission and investor servicing fees in periods exceeding one year from the time they are recorded. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Property & Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over estimated useful lives of the assets ranging from three to five years.

2. Significant Accounting Policies *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, the Company had two long term operating leases and no finance leases.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise Tax on S corporations at a 1.5% rate. The Company is no longer subject to state income tax examinations by tax authorities for years before 2015.

3. New Accounting Pronouncements

Recently Issued Accounting Pronouncements

ASU 2016-02 *Leases (Topic 842)*("ASU 2016-02")

Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a ROU asset and corresponding liability, measured at the present value of the lease payments. The Company has elected the package of three practical expedient and has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to retained earnings. As a result, there was no adjustment to retained earnings for the year ended December 31, 2019. See Note 8 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. Risk Concentration

At December 31, 2019, the Company held deposits at a financial institution that were in excess of applicable federal insurance limits by $271,678.

Due to the nature of the private placement business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 54% of revenue was generated from three customers and 60% of accounts receivable is due from three customers.

5. Related Party Transactions

Kipling Investors, LLC ("Kipling Investors"), a commonly owned entity, invests in various projects promoted by the Company on the same terms and conditions as the Company's customers. Some of the members of Kipling Investors are also stockholders of the Company. The Company earns certain fees and commissions from investments made by Kipling Investors. During 2019, approximately $69,039 of revenue was earned from capital committed by the common owners of Kipling Investors.

The stockholders of the Company incur out of pocket expenses that are reimbursed by the Company. At December 31, 2019, the Company owed $5,037 to the stockholders for these advances which are included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

The Company earns Carried Interests from the offering of securities which, pursuant to the terms of the Employment Agreements of the stockholders, are payable to the stockholders in the form of a bonus based on each stockholder's percentage ownership of the Company at the time of the offering. During 2019, approximately $2,118,070 of Carried Interest Income was earned and the same amount was included in compensation and benefits in the Statement of Income. During 2019, $1,862,029 of carried interest bonuses was paid to stockholders and the Company owed $256,041 to stockholders at December 31, 2019 subject to receipt of the carried interest payment by the Company.

6. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

6. Revenues from Contracts with Customers *(continued)*

Company revenue from contracts with customers includes commission income, investor servicing fees and carried interest income earned for the offering and placement of interests in investment offerings offered by the Company's investment managers. The recognition and measurement of revenue is based on the assessment of individual selling agreement (contract) terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company offers interests in investment offerings offered by its investment managers. Each time a Kipling client commits to purchase interests in an investment offering and that commitment is accepted by the investment manager, the Company earns the right to charge the investment manager for certain fees. These fees may or may not be determinable at the time of the acceptance of the commitments and may be contingent upon certain future events that may or may not be determinable at the time the commitments are accepted. These fees include placement fees (Commission Income), trailing commissions (Investor Servicing Fees) and performance fees in the form of potential for the participation in profits interest contingent upon certain future events (Carried Interest Income). The Company generally recognizes commission revenue in the period they secure a capital commitment for their client. Investor servicing fees that operate under month to month arrangements are treated as variable consideration and recognized essentially as paid. Investor fees that are earned over a fixed contractual period are recognized when the capital commitment is secured. Carried interest income is recognized when future events have occurred and collection is reasonably assured.

FASB 606 requires the Company to consider performance obligations to be satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company considers these requirements to be met on the date that the commitments to invest are accepted by the investment manager and, in those cases when the amount of the fees generated from those commitments can be reasonably determined and it is probable that a significant reversal in the amount revenue recognized will not occur.

In those cases when the fees are contingent upon a future event and the amount of the fees cannot be reasonably determined at the time the commitments are accepted by the investment manager, the Company recognizes commission revenue upon the success of a predetermined specified event pursuant to the terms of the selling agreements and when the income is reasonably determinable.

6. Revenues from Contracts with Customers *(continued)*

The following provides detailed information on the recognition of revenues from contracts with customers:

Commission Revenue
A commission is calculated as a percentage of client commitments to the offering and generally paid as the commitments are funded or upon the completion of the offering period when any commission related to the unfunded commitments is due.

Investor Servicing Fees
A trailing commission calculated as a percentage of commitments or net capital invested by Kipling clients and paid over the life of the investment or on a set schedule in the contract. Contingent Investor Servicing Fee income is treated as variable income and is estimated quarterly and accrued on a monthly basis. Fixed investor servicing fee income is recognized at the time the capital commitment is secured.

Carried Interest Income
The Company receives fees that vary based on specified performance measures, for example, when an investment meets certain requirements for the return of capital plus a specified preferred return per annum to investors. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified preferred rate of return, both of which are highly susceptible to factors outside the Company's influence.

In the event that carried interest income is realized after the completion of the contract period, carried interest income is earned upon the success of a predetermined specified event and recognized at such time as the income is reasonably determinable and it is probable that a significant reversal in the amount revenue recognized will not occur.

Disaggregation of Revenue
The following table presents the Company's revenues from contracts with customers by major source for the year ended December 31, 2019:

Revenue from contracts with customers	
Carried interest income	$ 2,118,070
Commission revenue	2,015,358
Investor servicing fees	883,606
Total revenue from contracts with customers	$ 5,017,034

6. Revenues from Contracts with Customers *(continued)*

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was deferred revenue of $1,324 and $0 as of January 1, 2019 and December 31, 2019 respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from a customer. The Company had receivables related to revenues from contracts with customers of $5,853,150 and $5,252,443 at January 1, 2019 and December 31, 2019 respectively.

Contract Costs
Costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2019.

7. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Deferred tax assets and liabilities of the Company are primarily the result of using the cash method of accounting for tax purposes and the accrual method of accounting for financial statement purposes. The Company's net deferred tax liabilities as of December 31, 2019 are as follows:

	State	Total
Deferred tax asset	$ 6,097	$ 6,097
Deferred tax liability	(48,085)	(48,085)
Net deferred tax liability	$ (41,988)	$ (41,988)

Tax expense (benefit) for the year ended December 31, 2019 consists of the following:

	State	Total
Current	$ 7,945	$ 7,945
Net deferred tax benefit	(17,815)	(17,815)
Total	$ (9,870)	$ (9,870)

8. Leases

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Company has operating leases for office space in both Mill Valley, California and Palm Beach Gardens, Florida with remaining lease terms of twenty-five and twenty-seven months, respectively. As of December 31, 2019, there is no option to extend the term of either lease. For the year ended December 31, 2019, information pertaining to leases were as follows:

Supplemental Cash Flow Information	
Operating Lease ROU Assets	
ROU assets obtained in exchange for operating lease obligations at adoption of ASU 2016-02 on January 1, 2019	$ 567,020
Amortization of ROU assets	(160,004)
Operating lease ROU assets for the year ended December 31, 2019	$ 407,016
Payments made on operating lease liabilities	$ 173,615

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 407,016
Operating lease liabilities	$ 415,136
Weighted average remaining lease terms	25.46 months
Weighted average discount rate	5.00%

Maturities of Operating Lease Liabilities	
2020	$ 202,628
2021	208,870
2022	25,312
Total lease payments	$ 436,810
Less discount	(21,674)
Total operating lease liabilities	$ 415,136

Total operating lease cost included in rent on the Statement of Income	$ 181,735

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $413,685 which exceeded the requirement of $23,041 by $390,644.

10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date which the financial statements were issued.

SUPPORTING SCHEDULES

Pursuant to Rule 17a-5 of the Securities Exchange Act

Kipling Capital, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Total stockholders' equity	$	5,526,087
Less: Non-allowable assets		
Accounts receivable		5,014,821
Other assets		84,504
Property and equipment, net		13,077
Total non-allowable assets		5,112,402
Net Capital		413,685
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $345,615 or $5,000, whichever is greater		23,041
Excess Net Capital	$	390,644

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2019)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2019	$	448,737
Decrease in stockholders' equity		(424,396)
Decrease in non-allowable assets		389,344
Net Capital Per Above Computation	$	413,685

Kipling Capital, Inc.

Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Stockholders
Kipling Capital, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Kipling Capital, Inc. (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 28, 2020

SEA RULE 15c3-3 EXEMPTION REPORT

February 17, 2020

I, F. Randall Bigony, COO of Kipling Capital, Inc. (the "Company") represent the following:

1. The Company claims an exemption from 17 C.F.R §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions, but it only engages in the offering and sale of securities and does not hold customer funds or securities.

2. The Company met this exemption from 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the exemption from 17 C.F.R §240.15c3-3.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

F. Randall Bigony
Chief Operating Officer